May 19, 2022

VIA EDGAR

Mr. William Demarest

Ms. Shannon Menjivar

Division of Corporate Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Playa Hotels & Resorts N.V. Form 10-K for the Fiscal Year Ended December 31, 2021 Filed February 24, 2022 File No. 001-38012

Dear Mr. Demarest and Ms. Menjivar:

We are writing in response to your letter dated May 12, 2022, commenting on the above-referenced filing of Playa Hotels & Resorts N.V. (“Playa” or the “Company”). For your convenience, we have repeated the staff’s comment below together with the subheadings used in your letter, followed by our response to the comment.

Form 10-K for the Fiscal Year Ended December 31, 2021

Non-U.S. GAAP Financial Measures, page 52

Comment:

1.

We note your presentation of Resort Owned EBITDA which includes an adjustment for other corporate expenses. Please describe the types and amounts of such expenses included in this adjustment for each of the years presented.

Response:

As stated in our public filings, our presentation of Owned Resort EBITDA represents Adjusted EBITDA before corporate expenses and Management Fee Revenue. Items categorized as “Other corporate” expenses consist of corporate overhead expenses such as corporate salaries and benefits, professional fees, corporate rent and insurance, and other miscellaneous corporate expenses.

In response to your comment, in future periodic reports, beginning with our Form 10-Q for the quarter ending June 30, 2022, we will add a footnote to our reconciliation of Owned Resort EBITDA that itemizes the amounts that comprise “Other corporate” expense. Presented below for illustrative purposes is the Company’s reconciliation of Owned Resort EBITDA to Adjusted EBITDA set forth in the Company’s 2021 Annual Report on Form 10-K with the proposed new footnote disclosure.

Adjusted EBITDA	$99,171	$(21,173)	$150,694

Other corporate (g)	39,401	36,066	37,049
Management Fee Revenue	(2,291)	(807)	(1,820)

Owned Resort EBITDA	$136,281	$14,086	$185,923

(g)

Represents corporate salaries and benefits ($26.4 million for 2021; $23.3 million for 2020; and $21.3 million for 2019), professional fees ($7.4 million for 2021; $7.4 million for 2020; and $7.8 million for 2019), corporate rent and insurance ($3.7 million for 2021; $3.4 million for 2020; and $3.0 million for 2019) and corporate travel, software licenses, board fees and other miscellaneous corporate expenses ($2.0 million for 2021; $2.0 million for 2020; and $4.9 million for 2019).

*****

We respectfully believe that the above response is responsive to the staff’s comment. If you have any questions or would like further information concerning our response, please do not hesitate to contact me at (571) 529-6113.

Sincerely,
Playa Hotels & Resorts N.V.

/s/ Ryan Hymel

Ryan Hymel
Chief Financial Officer

cc:	Michael E. McTiernan, Hogan Lovells US LLP

2